Mail Stop 4561
Via Fax (786) 347-7706

September 18, 2009

Maria C. Maz
President
Waste to Energy Group, Inc.
4801 Alhambra Circle
Coral Gables, FL 33146

Dear Ms. Maz:

We have completed our review of your Item 4.01 Form 8-K/A and your response letter filed on September 17, 2009 in response to the issues raised in our letter dated September 1, 2009 and do not, at this time, have any further comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant